UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 SCHEDULE 13D UNDER THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. 1)
Auriga Laboratories, Inc.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

05155L 10 5
(CUSIP Number)

Lawrence P. Schnapp Troy & Gould Professional Corporation 1801 Century Park East, 16th Floor Los Angeles, California 90067

August 25, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Persons: Christopher Walton I.R.S. Identification No. of Above Persons (entities only)
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)			☐
(b)			☐
3	SEC USE ONLY
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 2,490,767 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 2,490,767 (1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,490,767 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13	Percent of Class Represented by Amount in Row (11) 6.47%
14	Type of Reporting Person (See Instructions) IN
(1) Includes warrants to purchase up to 2,000,000 shares of common stock at an exercise price of $2.55 per share, the fair market value of the Registrant’s common stock on the date of grant. The warrants are immediately exercisable for up to 2,000,000 shares of restricted common stock with the shares vesting in 18 month installments commencing as of July 1, 2006.

ITEM 1. SECURITY AND ISSUER.

This statement relates to the common stock, par value $0.001 per share (“common stock”), of Auriga Laboratories, Inc., a Delaware corporation (the “Registrant”). The principal executive office of the Registrant is located at 5555 Triangle Parkway #300, Norcross, Georgia 30092.

ITEM 2. IDENTITY AND BACKGROUND.

(a) This Statement is being filed by Christopher Walton.

(b) Mr. Walton’s principal business address is 3112-A Windsor Road, Suite 137, Austin, Texas 78703.

(c) Mr. Walton’s principal occupation is consultant.

(d)-(e) During the last five years, Mr. Walton has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in Mr. Walton being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Walton is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Consulting services rendered.

ITEM 4. PURPOSE OF THE TRANSACTION.

Other than securities of the Registrant that Mr. Walton may purchase on the open market from time to time or as set forth in Item 5, he does not presently have any plan or proposal which relates to or would result in any of the events set forth in Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) Mr. Walton beneficially owns 2,490,767 shares of the Registrant’s common stock, representing 6.47% of the Registrant’s outstanding common stock (based upon 36,452,893 shares of the Registrant’s common stock outstanding on August 29, 2006 and the shares of common stock underlying warrants exercisable by Mr. Walton within 60 days of the date hereof), of which:

(1) 490,767 shares are beneficially owned directly by Mr. Walton; and

(2) 2,000,000 shares underlie warrants that are exercisable within 60 days of the date hereof and are therefore deemed to be beneficially owned directly by Mr. Walton.

(c) On August 25, 2006 and August 29, 2006, in exchange for providing consulting services to the Registrant, Mr. Walton was granted a total of 190,625 shares of the Registrant’s common stock under the Registrant’s 2006 Equity Incentive Plan.

Items (d)-(e). Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

Signature

After reasonable inquiry and to the best of its, his or her knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: September 1, 2006

/s/ Christopher Walton
Christopher Walton